

Mail Stop 7010

April 16, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Michael J. Piechoski
Senior Vice President and Chief Financial Officer
Peter Kiewit Sons', Inc.
Kiewit Plaza
Omaha, Nebraska 68131

   RE: Form 10-K for the fiscal year ended December 30, 2006
       File No. 0-23943

Dear Mr. Piechoski:

   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

General

2. Please present payments to holders of redeemable common stock and related accruals separately from payments to and interest due to other creditors in the statements of cash flows and statements of operations. Refer to paragraph 19 of SFAS 150.

Consolidated Statements of Operations, page 27

3. Please further clarify what is included in the line item labeled "Earnings attributable to redeemable common stock." If the amount represents changes in the redemption amount, please revise the description of this amount to "Interest on mandatorily redeemable shares (change in redemption amount)" or something similar. Refer to paragraph 5 and Example 1 of FASB Staff Position No. FAS 150-2 (As Amended). Please also provide us with a calculation of how you arrived at this amount for the year ended December 30, 2006.

Consolidated Balance Sheets, page 29

4. Please remove the subtotal "total liabilities excluding redeemable common stock" from your balance sheets, or advise how you determined presentation of this amount is appropriate. We remind you that item 10(e)(1)(ii)(C) of Regulation S-K states that you should not present non-GAAP financial measures on the face of your financial statements or in the accompanying notes.

5. Please revise the description of your redeemable common stock to "shares subject to mandatory redemption." Refer to paragraph 19 of SFAS 150.

Note 1. Summary of Significant Accounting Policies and Description of Business, page 34

General

6. Please disclose your accounting policy related to pre-contract costs. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

Accrued Insurance Costs, page 38

7. Please disclose the levels of excess loss coverage by type of risk self-insured.

Note 3. Recent Accounting Pronouncements, page 41

8. Please confirm to us, if true, that the impact of adopting SAB 108 was not material. Otherwise, please disclose the impact of adopting this SAB. See Question 3 of SAB 108.

Note 8. Property, Plant and Equipment, page 46

9. Please breakout the equipment line item into smaller and more meaningful components. In addition, we see from page 37 that the range of useful lives for this line item is also very broad. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 15. Segments, page 50

10. Given the range of markets served by your construction segment, please help us understand how you determined you have one reportable segment related to your construction operations. Please address the following:

- Please tell us what you consider to be your operating segments under paragraph 10 of SFAS 131 and explain why. Your explanation should identify who your CODM is and how you determined your CODM in accordance with paragraph 12 of SFAS 131;

- If you have aggregated multiple operating segments into your construction segment, please tell us how you determined that each of your operating segments have similar economic characteristics and meet each of the other criteria required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference is temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131;

- Please provide us with all of the financial information provided to your CODM for each of the last three fiscal years as well as the current interim period. Please provide us with the financial information you provided to your Board of Directors for the same periods. Please also tell us whether discrete financial information is prepared at a lower level than your current reportable segments and explain to us who utilizes this information and for what purpose; and

- Please provide to us the name, title, and job description of each person that reports to the CODM.

Engineering Comments

Item 1. Business

Coal Mining Business, page 3

11. Please identify the two separately managed coal mining operations.   Please clearly state the ownership of the two managed coal mines and disclose your relationship to and/or ownership in Level 3 Communications.

12. Please clarify the relationship of the Calvert Mine to the Walnut Creek Mining Company and locate the town of Bremond within Robertson County, Texas.

Item 2. Properties

Coal Ming Business, page 7

13. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. Please restate you coal reserves disclosing BTU's, sulfur, and the ash content.

14. Please insert small-scale maps showing the location and means of access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;
- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered;
- A north arrow;
- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located;
- A title of the map or drawing, and the date on which it was drawn; and

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

    Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. In addition to the above it would be helpful to locate the managed mine locations on your index map.

15. For each of your mines, please provide the disclosures required by Industry Guide 7(b). In particular, provide a brief discussion of:
    - The coal beds of interest, including minable coal thickness;
    - The description and capacities of the mine, mining equipment used and other infrastructure facilities present;
    - A list of your coal processing and/or handling facilities;
    - The road, barge and/or railroad access to each of your properties;
    - The present condition of the mines;
    - Material events of interest concerning the mine, adverse or otherwise within the last three years;
    - Any mine expansions, contractions or decommissioning within the last three years. This may be applicable to the Rosebud Mining Company;
    - Any planned expansions or reductions in mining;
    - Any joint ownership; and
    - Any use of mining contractors.

16. Please disclose a table, within the filing, showing the last three years annual production for each of your mines and your weighted average prices received for your coal for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

17. In another table, please disclose proven and probable reserves as defined in Industry Guide 7 for each mine along with the following information:
    - Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned;"
    - Disclose if the coal is steam or metallurgical, if it is leased or owned, and the Btu content per pound, percent sulfur and ash. Do not report Btu content as "dry," but include natural moisture in the calculation;
    - If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves;
    - In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable;"
    - Provide totals to the table where appropriate; and
    - Disclose your percentage of compliance and non-compliance coal.

18. For each operating region or major property, please provide separate from the filing, all of your economic and technical evaluation criteria used for establishing and classifying your coal reserves. This includes but is not limited to:

- Minimum economic tonnage;
- Mine dilution;
- Maximum and minimum mining heights for each type of mining;
- Maximum depth;
- Mining recoveries by mine type;
- Wash plant recoveries;
- Maximum stripping ratios; and
- Types of surface conditions or items that limit or preclude mining.

    Please describe the basis or assumptions you used to develop these criteria, specifically addressing the price assumptions you used.

19. Proven and probable reserves are disclosed in your Form 10-K for the Calvert and Buckskin mines. With a minimal transfer of paper, please forward to our engineer on a supplemental basis information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of Industry Guide 7. This includes:

- Acreage breakdown by owned, leased or other;
- Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining;
- Drill-hole maps showing drill intercepts;
- Justifications for the drill hole spacing used at various classification levels;
- General cross-sections that indicate the relationship between coal seams, geology and topography;
- A detailed description of your procedures for estimating "reserves;"
- The specific criteria used to estimate reserves, see below;
- An indication of how many years are left in your longest-term mining plan for each reserve block;
- Site specific economic justification for the criteria you used to estimate reserves;
- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7;
- Third party reviews of your reserves that were developed within the last three years; and
- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

20. Please provide us on a supplemental basis a table showing annual revenues, annual operating costs (all operating costs without depreciation, depletion or amortization charges) and annual operating profits or losses for all mines for which you have designated "reserves" for any of the last three years. Note that "total cash cost" is generally not the same as "annual operating costs" as defined above. If sales were totally in-house, base revenues on an appropriate free market price.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief